UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated June 8, 2010.

Press Release

ABB announces offer to buy Chloride Group PLC

Chloride board agrees to recommend ABB’s all-cash offer of approximately 860 million pounds

Zurich, Switzerland, June 8, 2010 — ABB, the global power and automation technology group, has announced a recommended offer to acquire UK-based Chloride in order to establish a leading presence in and help to meet the growing demand for uninterruptible power supplies (UPS).

The boards of directors of both companies have agreed on a recommended offer price of 325 pence per share. The offer price values the business at approximately 860 million pounds. Chloride shareholders will also be entitled to receive a final dividend of 3.3 pence per share as proposed on 24 May 2010. The acquisition is subject to approval by Chloride shareholders, the UK High Court and certain regulatory authorities.

“The combination of Chloride’s strong position in the fast-growing medium- to high-power UPS business with ABB’s global reach and complementary power and automation offering provides significant growth opportunities for both businesses,” said Joe Hogan, ABB’s CEO. “The transaction is in line with our strategy to acquire companies especially in areas where demand is converging across both of these businesses.”

Chloride’s UPS offering is used in applications where power quality and security are critically important. This includes ABB’s traditional utilities and industrial customer base such as the oil, gas, and petrochemicals industry as well as new sectors in service industries such as data centers, financial institutions, hospitals and airports. The company has a strong service offering and a significant installed base.

Chloride would be integrated into ABB’s Discrete Automation and Motion division. “Chloride’s strength in UPS solutions and ABB’s existing offering will provide customers with a very attractive package to ensure power quality and critical power supply. Chloride would become the global center for UPS within ABB,” said Ulrich Spiesshofer, head of the Discrete Automation and Motion division.

ABB’s power and automation offering for UPS customers includes drives, high- and medium-voltage switchgear, transformers, as well as low-voltage products and systems. With the integration of Chloride, ABB would be able to offer a broad package of power quality, security and related service solutions.

ABB is being advised by Credit Suisse.

Chloride Group PLC is based in London, employs about 2,500 people and reported revenue of 336 million pounds in its fiscal year ended March 31, 2010. Shares in the company are traded on the London Stock Exchange.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

ABB will host a media call today starting at 10:00 Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 96 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 14182, followed by the # key.

An analyst/investor conference call will be hosted by ABB today starting at 15:00 Central European Time (CET). US callers should dial +1 (1) 866 291 41 66, U.K. callers should dial +44 20 7107 0611, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for two weeks: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 19653, followed by the # key.

For more information please contact:

ABB Group Media Relations:	Investor Relations:
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 8, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance